Exhibit 99.1

AMENDING AGREEMENT NO. 3

MEMORANDUM OF AGREEMENT made as of January 4, 2013,

B E T W E E N:

HUDBAY MINERALS INC.,

as Borrower,

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED,

as Borrower,

- and -

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES,

as Guarantors and/or Material Subsidiaries,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrowers, certain of their Subsidiaries, the Agent and certain financial institutions as lenders entered into a credit agreement, as amended, modified, supplemented or replaced to the date hereof (the “Credit Agreement”) dated as of November 3, 2010 and as amended May 23, 2012 and September 28, 2012;

AND WHEREAS the Borrowers, the Guarantors, the Agent and the Lenders wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.                                      Interpretation

(a)           All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b)           Sections 1.2, 1.3, 1.4 and 13.1 of the Credit Agreement are incorporated herein by reference.

(c)           Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)           Section headings are for convenience only.

2.                                      Effective Date

The amendment set forth in Section 3 herein shall be effective on and as of the date hereof.

3.                                      Amendments to the Credit Agreement

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)                                 the reference in paragraph (vii) of the definition of “Permitted Debt” to “75,000,000” is deleted and replaced with “100,000,000”; and

(b)                                 the reference in paragraph (vi) in the definition of “Permitted Lien” to “75,000,000” is deleted and replaced with “100,000,000”.

4.                                      Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)                                 the execution and delivery of this Agreement and the performance by the Obligors of their obligations under the Credit Agreement will not violate any applicable law, judgment or order;

(b)                                 the representations and warranties of the Obligors contained in the Loan Documents (after giving effect to the amendments set forth herein) are true and correct in all material respects on the date hereof, both before and after giving effect to this Agreement (except to the extent such representations and warranties relate specifically to a different date, in which case such representations and warranties shall be true and correct on and as of such date); and

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(c)                                  no Default or Event of Default (after giving effect to the amendments set forth herein) has occurred and is continuing or would arise as a result of the execution, delivery or performance of this Agreement.

5.                                      Confirmation of Security, etc.

(a)           Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i)             remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii)          is enforceable against it by the Agent in accordance with its terms.

(b)           Each of HB Peru SAC, HudBay BVI Inc. and 6502873 Canada Inc. hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement (as amended hereby) as if it had been an original signatory thereto.

6.                                      Miscellaneous

(a)           The parties hereto agree that this Agreement shall be a Loan Document.

(b)           With the exception of the foregoing amendment, the Credit Agreement shall continue in full force and effect, unamended.

(c)           This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)           This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)           This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)            The Obligors shall promptly cure any default in its execution and delivery of this Agreement.  The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any

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recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)           Time is of the essence of this Agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	VP, Legal & Corp. Secretary

HUDSON BAY MINING AND SMELTING CO., LIMITED

by	“David S. Bryson”
	Name:	David S. Bryson
	Title:	Senior VP, Finance

HUDBAY MARKETING & SALES INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	VP, Legal & Corp. Secretary

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

by	“David S. Bryson”
	Name:	David S. Bryson
	Title:	Senior VP and CFO

HUDBAY PERU INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Secretary

HUDBAY PERU SAC

by	“Gregory Dryden”
	Name:	Gregory Dryden
	Title:	CFO, S.A. Business Unit

HUDBAY (BVI) INC.

	by	“Gregory Dryden”
		Name:	Gregory Dryden
		Title:	Director

6502873 CANADA INC.

	by	“Patrick Donnelly”
		Name:	Patrick Donnelly
		Title:	VP, Legal & Corp. Secretary

Administrative Agent

THE BANK OF NOVA SCOTIA

	by	“Robert Boomhour”
		Name:	Robert Boomhour
		Title:	Director

“Clement Yu”
		Name:	Clement Yu
		Title:	Associate Director

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE

	by	“Peter Rawlins”
		Name:	Peter Rawlins
		Title:	Executive Director

“Jens Paterson”
		Name:	Jens Paterson
		Title:	Executive Director

THE BANK OF NOVA SCOTIA

by	“Ray Clarke”
	Name:	Ray Clarke
	Title:	Managing Director

“Stephen MacNeil”
	Name:	Stephen MacNeil
	Title:	Associate

THE TORONTO-DOMINION BANK

by	“Sanup Gupta”
	Name:	Sanup Gupta
	Title:	VP & Director

“Liza Straker”
	Name:	Liza Straker
	Title:	Vice President

ROYAL BANK OF CANADA

by	“Stam Fountoulakis”
	Name:	Stam Fountoulakis
	Title:	Authorized Signatory

Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH

by	“James K.G. Campbell”
	Name:	James K.G. Campbell
	Title:	Director

Name:
Title:

NATIONAL BANK OF CANADA

by	“Roch Ledeux”
	Name:	Roch Ledeux
	Title:	Directeur-Director

“Alexandre Bergeron”
	Name:	Alexandre Bergeron
	Title:	Directeur

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

by	“Michael C. Manion”
	Name:	Michael C. Manion
	Title:	Director

“Simona Lungu”
	Name:	Simona Lungu
	Title:	Director